UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14D-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TENGASCO, INC.
(Name of Subject Company)

ICN Fund I, LLC
(Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

88033R205
88033R304
(CUSIP Number of Class of Securities)

Rodney Giles
ICN Fund I, LLC
14511 Falling Creek Drive, Suite 105
Houston, TX 77014
(281) 782-5332
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Brinen & Associates, LLC
7 Dey Street, Suite 1503
New York, NY 10007
United States
212-330-8151

This Amendment No. 2 (this “Amendment”) is filed by ICN Fund I, LLC (“Offeror”). This Amendment amends and supplements the Offer on Schedule TO and the exhibits thereto originally filed by Offeror with the Securities and Exchange Commission (the “SEC”) on June 26, 2015, as previously amended and supplemented on July 21, 2015, August 4, 2015, August 7, 2015 and September 3, 2015 (as previously amended and supplemented, the “Schedule TO”).

The Schedule TO relates to the Offer by Offeror to purchase all of the outstanding voting shares of common stock, par value $0.01 per share (“Common Shares”), of Tengasco, Inc., a Delaware corporation (the “Company”), at a price of $0.2736 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2015, attached as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Form of Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”).

Reference is made to the Form of Notice of Guaranteed Delivery attached as Exhibit (a)(1)(C) to the Schedule TO (the “Notice of Guaranteed Delivery”), the Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(D) to the Schedule TO (the “Letter to Brokers”), and the Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees attached as Exhibit (a)(1)(E) to the Schedule TO (the “Letter to Clients”).

Capitalized terms used in this Amendment but not otherwise defined have the meanings ascribed to them in the Offer.

All information set forth in the Offer to Purchase is incorporated by reference to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 11

The Offer to Purchase (and, where indicated parenthetically, the Letter to Brokers and the Letter to Clients) is hereby amended by:

The Expiration Date of the Offer has been extended from 11:59 P.M., New York City time, on September 23, 2015, to 11:59 P.M., New York City time, on October 13, 2015. All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, and the Letter to Clients to the Expiration Date as 11:59 P.M., New York City time, on September 23, 2015, are hereby amended and restated to refer to the Expiration Date at 11:59 P.M., New York City time, on October 13, 2015.

Cover Page

Replacing the second header at the top of the cover page to the Offer to Purchase (and the second header at the top of the Letter to Brokers, and the paragraph immediately after the last bullet point in the Letter to Brokers, and the second header at the top of the Letter to Clients, and the third bullet point in the Letter to Clients) with the following:

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY
TIME, ON OCTOBER 13, 2015, UNLESS THE OFFER IS FURTHER EXTENDED.

Summary Term Sheet

Replacing the first sentence of the answer to the question “HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER?” on page 2 of the Offer to Purchase with the following:

You have until 11:59 P.M., New York City time, on Tuesday, October 13, 2015.

Section 1 – “Terms of the Offer; Expiration Date”

Replacing the phrase 11:59 P.M., New York City time, on Thursday, September 23, 2015 in the Introduction – on page 7 of the Offer to Purchase with the following: 11:59 P.M., New York City time, on Tuesday, October 13, 2015.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented to include the following: “(a)(1)(J) Text of Press Release Regarding Offer Issued by Offeror, dated Thursday September 23, 2015.”

* * *

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICN FUND I, LLC

By:	/s/ Rodney Giles
By:	Rodney Giles

EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)(A)	Offer to Purchase, dated June 25, 2015.

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release, issued by ICN Fund I, LLC, dated June 25, 2015.

(a)(1)(G)	Press Release, issued by ICN Fund I, LLC, dated July 16, 2015.

(a)(1)(H)	Press Release, Issued by ICN Fund I, LLC, dated August 4, 2015.

(a)(1)(I)	Press Release, Issued by ICN Fund I, LLC, dated September 3, 2015.

(a)(1)(J)	Text of Press Release Regarding Offer Issued by Offeror, dated Thursday, September 23, 2015.

(g)	Summary Advertisement as published in The Wall Street Journal on [PUBLISHED DATE].

(h)	None.

ICN Fund I, LLC Extends Tender Offer for Tengasco Outstanding Shares of Common Stock Until October 13, 2015

NEW YORK, NY / ACCESSWIRE / September 23, 2015 / Tengasco Inc. (NYSE MKTS: "TGC") - ICN Fund I, LLC announced today that he has extended the expiration date for his tender offer for all of the outstanding voting shares of Common Stock of Tengasco Inc. ("Tengasco") at a price of $0.2736 per share (the "Offer") until October 13, 2015.

Based on information received from the Depositary for the Offer, as of 5:00 p.m., New York City time, on September 23, 2015, approximately 7,045,116 million shares of common stock had been tendered and not withdrawn from the Offer, plus an additional 2,824,285 million shares had been submitted by guaranteed delivery. Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the expiration date.

Mr. Rodney Giles stated, "We are very pleased with the initial results thus far considering some technical issues we have encountered which have prevented a good portion of shareholders from being able to actually tender their respected stock. We feel confident now that we have these issues resolved that this extension will send us across the finish line here."

The Offer is not subject to any financing contingency. Other conditions apply to the Offer, including the tender of 51% outstanding voting common shares and no litigation involving the Offer.

The Offer will expire on October 13, 2015 at 11:59 p.m., New York City time, unless extended. Tenders of shares of all Tengasco outstanding voting shares of Common Stock must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer. Only shares properly tendered and not properly withdrawn pursuant to the Offer will be purchased. The Offer includes withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to acceptance of such shares for payment under the Offer.

THE OFFER IS NOT INTENDED TO AND DOES NOT CONSTITUTE (I) A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR ANY SPECIAL MEETING OF TENGASCO'S STOCKHOLDERS OR (II) A SOLICITATION OF A CONSENT OR AUTHORIZATION IN THE ABSENCE OF ANY SUCH MEETING.

You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. The Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

CONTACT:

Rodney Giles

281-782-5332

rodney.giles@insertcompany.name

SOURCE: ICN Fund I, LLC